Exhibit 99.1

ZIM and Data Science Consulting Group (DSG) Announce
the Closing of a $6 Million Investment by ZIM in DSG

HAIFA, TEL AVIV, Israel, June 21, 2022 -- ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) and Data Science Consulting Group (DSG), a leading technology company specializing in AI (Artificial Intelligence) based products, solutions and services, announced today that they have closed a $6 million Series A financing round whereby ZIM made a capital investment in DSG, which constitutes the first major equity investment in DSG.

DSG expects to use the proceeds of this ZIM investment to, among others, bolster the development of e-volve, its holistic AI governance and decisioning management system, and to expand its operations and presence to additional territories around the globe. This investment is concluded following a successful commercial collaboration between ZIM and DSG in the creation of a center of excellence for the development of AI tools for the maritime shipping industry.

Eli Glickman, President and CEO of ZIM, remarked, “The center of excellence we initiated with DSG is another prime example of a fruitful partnership ZIM has established with an Israeli startup and the successful development and implementation of AI tools to improve ZIM’s business decisions. ZIM’s innovative spirit, demonstrated by, among others, the adoption of various digital tools, has been an important contributor to our industry leading results and, we expect, will continue to drive to our success going forward. Having worked closely with the DSG team, we see their capabilities that can support our ecosystem and are pleased to make this investment that will enable them to further grow their business.”

Eyal Ben Amram, EVP & CIO of ZIM added: “There is a growing demand around the world and in our industry for AI-based products and solutions which can improve, among others, supply chain management and the accuracy of forecasting tools. The positive results of our collaboration with DSG during the past year and DSG's proven versatile experience and understanding of AI convinced us to further invest in our relationship with DSG and its team.”

Dr. Elan Sasson, DSG’s CEO noted: “We are proud in the vote of confidence which ZIM’s investment in DSG represents. The transformation of a customer turned (also) into an investor is an indication of the impact and reward we aspire to deliver to our customers and precisely the type of relationships we aim to foster. This investment will enable us to further develop our products and technologies and expand our international footprint in markets such as Australia, Japan, and others.”

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in 100+ countries serving more than 25,000 customers in over 300 global ports. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

About Data Science Consulting Group (DSG)
DSG provides a suite of Enterprise AI offerings to proactively manage the risk and uncertainty associated with typical AI implementation and ensure AI systems continue to work over time, providing ongoing, long-term business impact. For almost a decade, DSG has been a global leader in the development of AI and machine learning based products, solutions, and models for enterprises and as such, understands the complexity of building scalable AI. DSG was founded in 2015 by Dr. Elan Sasson, an AI expert, Dr. Gideon Rosenthal, a brain-science AI expert, and Shaul Abergil, a senior data scientist, as a leading center of excellence in artificial intelligence, in order to supply large organizations in various industries with machine learning tools in order to provide such organizations business and financial competitive edge.

ZIM Forward-Looking Statements
This press release contains or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s new service capabilities and advantages, future financial results thereof, as well as its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2021 Annual Report.

Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

ZIM Contacts

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

DSG Contacts

Dr. Elan Sasson
CEO and Co-Founder, Data Science Group
+972-54-440-8089
info@dsg.ai

Media Contact
Iris Weinstein
CEO, NewStory Group
+972-54-436-3334
irisw@newstory-group.co.il